UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 18, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                 No ☑
      (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name  Stuart MacKenzie
Title:   Group Secretary
Date:   February 18, 2010

Financial Performance and Operating Highlights
•	Record underlying profit* of $290 million, up 57% from $184 million in 2008.
•	Mine EBITDA increased by 63% to $634 million, from $389 million in 2008.
•	Record gold production for the year of 1.12 million ozs, the first time the company has produced and sold more than 1 million ounces in a year.
•	Total cash costs per ounce reduced from $400/oz in 2008, to $397/oz in 2009, while the average price received for gold sold rose by 12% from $850/oz to $956/oz.
•	Cash flow from operations of $451 million, up from $208 million in the prior year.
•	A one-off charge of $413 million after-tax, being the impairment charge and operating losses from the discontinued Ballarat operation, reduced statutory net profit to a loss of $234 million.
•	Final dividend of 1.5 cents per share, taking dividend for the full year to 3 cents per share.
•	Strong balance sheet with cash of $474 million at 31 December and total borrowings of just $50 million.
•	Major expansion at Lihir on schedule and within budget.
•	Feasibility study to expand Bonikro proceeding well.
Outlook
•	Group production in 2010 forecast to be between 960,000 – 1,060,000 ozs.
•	Total cash costs per ounce for 2010 to be below $450/oz. Costs for Lihir Island and Bonikro each to be below $420/oz.

*	Profit after tax before non-cash hedging losses and non-recurring items including discontinuing operations and associated derecognition of tax losses.
Report for the Year Ended 31 December 2009  Page 1 of 18

Chief Executive’s Review
Lihir Gold Ltd (LGL) delivered its group targets in 2009 by achieving a fourth consecutive year of record production, reducing unit costs of production and reporting a record underlying profit after tax of $290 million, up 57% from 2008.
Total output exceeded one million ounces for the first time, rising 27% to 1.124 million ounces, with group unit total cash costs reduced to $397/oz, from $400/oz in the previous 12 months.
The strong results are due to a combination of consistent, reliable performance at the Lihir Island operations in Papua New Guinea, which produced a record 853,000 ounces for the year, together with the benefits now flowing from the very successful Equigold acquisition, completed in June, 2008.
The acquisition brought to LGL the Mt Rawdon operation in Queensland and Bonikro in West Africa, which together produced 258,000 ozs in 2009, equal to 23% of group gold output.
The excellent production outcomes combined with rising gold prices to translated into record revenues, which surpassed $1 billion for the first time in the history of the company. Unit costs were driven lower through the year through economies of scale and process improvements.
As announced at the half year, a fundamental review of the Ballarat project in Victoria concluded that it would not achieve desired production and cost outcomes due to the fragmented nature of the ore body. Consequently a decision was taken to write down fully the carrying value of the Ballarat assets and to sell the project. This process is expected to be completed in the first quarter of this year.
In view of the decision to divest the Ballarat project, it has been treated as a discontinued operation in the accounts.
The statutory profit after tax from continuing operations of $179 million was reduced by the Ballarat impairment charge of $413 million, taking the statutory result to a loss of $234 million after tax.
LGL nevertheless remains financially sound, with a robust balance sheet, including $474 million in cash after a successful capital raising in the first half of 2009 to underpin the development of the Million Ounce Plant Upgrade (MOPU) project and borrowings of just $50 million. By mid 2009, the company had closed out the hedge book acquired with the Equigold acquisition, leaving LGL with no gold hedging, and taking full advantage of the rising gold price in the second half of 2009.
Cashflow from operations more than doubled from the previous year to $451 million, mainly as a result of the higher production and sales of gold during 2009.
In view of the company’s strong financial position, the Board has declared a final dividend of 1.5 cents per share, following the interim dividend of 1.5 cents per share paid in November. While the dividend represents a modest yield for investors, it demonstrates the company’s focus on delivering returns for shareholders. We aim to maintain or increase the dividend in the future as financial performance permits.
Since the end of the year, the company has announced the resignation of the former managing director Arthur Hood, after more than four years in the role. The Board has commenced a global search for a new Managing Director, and I have been appointed Chief Executive Officer until a permanent appointment is confirmed.
In the meantime, LGL’s experienced management team is making good progress in executing our strategies for LGL to be a global gold producer with a demonstrated track record of operational excellence, cost competitiveness and successful organic and acquisition growth.
The record performances at Lihir Island have confirmed the significant progress made in our drive for operational excellence and cost competitiveness. The Lihir Island operation delivered a fourth consecutive year of record production, with output increased by more than 40% since 2005. Importantly, the operational performance is now much more consistent and reliable due to numerous improvements which have been made during the past few years.
The value of the Equigold acquisition became more apparent during the year. In addition to the significant diversification benefits of reducing the concentration risk associated with being a single mine operator, profit from mining operations at Bonikro and Mt Rawdon amounted to $147 million (mine EBITDA) in 2009, the first full year since the acquisition.
With some 18,000 square kilometres of exploration acreage in the most highly prospective areas of Côte d’Ivoire, LGL has unrivalled opportunity to grow there in coming years, In 2009, LGL lifted Measured and Indicated Resources in Cote d’Ivoire by 22% to 1.7 million ounces, and further drilling is expected to deliver additional reserves and resources in the current year. Exploration success already has identified sufficient new mineral resources for the company to conduct a feasibility study into an expansion of Bonikro. With the study to run throughout 2010, it is planned to raise production at Bonikro from 120,000 ounces per annum, to more than 200,000 ounces per annum by the end of next year. Beyond this, exciting exploration results offer the prospect of new standalone mines being developed on the company’s tenements elsewhere in the country.
At Lihir Island, the company is on schedule and within budget for construction of the MOPU project, which will lift production capacity there to more than one million ounces per year by the end of next year. The project will dramatically improve the economics of the Lihir Island operation by increasing operating flexibility and efficiency and driving down unit costs. At Lihir Island in 2009, Measured and Indicated Resources increased 31% to 43 million ounces, and Inferred Resources rose 62% to 5.5 million ounces, due, in part, to the impact of the MOPU project. Further infill drilling and extension drilling is being undertaken at Lihir Island again this year to convert more ounces into reserves and increase the resource base.
So you can see that we are making good progress. We remain focused on achieving our goals in a disciplined way, and the company is developing as a strong, dynamic organisation, to generate and sustain strong returns for shareholders.
Financial Results Overview
The key features of the financial results were as follows:
•	Total revenue rose by 45% to a record $1.09 billion due to a combination of higher production and rising gold prices.
•	Cash cost of sales totalled $453 million, up 26% on the prior year due to a full year of operations at Mt Rawdon and at Bonikro. On a unit cost basis, costs declined from $400/oz in 2008 to $397/oz in 2009, again confirming LGL’s position at the lower end of the global cost curve.
•	Mine EBITDA improved strongly for the year, rising 63% to $634 million. This increase reflected the strong operational performance at Lihir Island and the first full year contributions by Bonikro and Mt Rawdon.
•	As outlined above, statutory net loss was $234 million following the write-down of the Ballarat assets.
•	Cash generated from operations more than doubled to $451 million. Cash on hand rose to $474 million at December 31, which, in conjunction with undrawn bank debt facilities and strong cash flow from operations, ensures adequate financial resources to complete our expansion projects at Lihir Island and at Bonikro.
Outlook
As advised at the release of the fourth quarter production report in January, full year production for 2010 is expected to be in the range of 960,000-1.06 million ozs. This will include 770,000-840,000 ozs from Lihir Island, approximately 110,000-130,000 ozs from Bonikro and 80,000-90,000 ozs from Mt Rawdon.
Production in the second half of the year will be higher than the first half, due to planned maintenance at Lihir Island and at Mt Rawdon.
As our expansion projects proceed on schedule, LGL’s production capacity will rise to 1.3 million ounces by the end of next year.
Unit total cash costs are forecast to be below $450/oz in the current year, depending on final production outcomes and the effects of economic variables such as exchange rates and the oil price. Costs for Lihir Island and Bonikro are expected to be less than $420/oz.
I look forward to reporting further good progress in the coming months.

PHIL BAKER
Chief Executive Officer
Report for the Year Ended 31 December 2009  Page 3 of 18

Financial Statements
STATEMENT OF COMPREHENSIVE INCOME

			Half year			Half year
		Half year	ended		Half year	ended
	Full year	ended	30 June	Full year	ended	30 June	Change
	31 Dec 2009	31 Dec 2009	2009	31 Dec 2008	31 Dec 2008	2008	year
	US$m	US$m	US$m	US$m	US$m	US$m	on year
			(1) Restated	(1) Restated	(1) Restated	(1) Restated	(%)
CONTINUING OPERATIONS
Revenue
Gold sales	1,083.0	529.7	553.3	742.7	462.0	280.7	46
Silver sales	3.2	1.8	1.4	1.4	1.2	0.2	120
Other income	1.2	0.6	0.6	4.5	0.0	4.5	(74)

Total revenue	1,087.4	532.1	555.3	748.6	463.2	285.4	45

Cash cost of sales
Operating costs	(534.0)	(297.2)	(236.8)	(456.1)	(253.6)	(202.5)	17
Royalties, levies & production taxes	(25.6)	(12.8)	(12.8)	(17.8)	(11.0)	(6.8)	44
Deferred mining costs (cash)	33.9	13.4	20.5	34.5	12.1	22.4	(2)
Changes in inventories (cash)	76.7	55.2	21.5	81.7	39.5	42.2	(6)
Foreign exchange loss	(4.2)	(3.1)	(1.1)	(1.8)	2.1	(3.9)	137

Cash cost of sales	(453.2)	(244.5)	(208.7)	(359.5)	(210.9)	(148.6)	26

Mine EBITDA	634.2	287.6	346.6	389.1	252.3	136.8	63

Non-cash cost of sales
Depreciation & amortisation	(121.2)	(65.6)	(55.6)	(77.0)	(48.1)	(28.9)	57
Amortisation — mineral reserves	(63.2)	(30.3)	(32.9)	(21.2)	(21.2)	—	199
Deferred mining costs (non-cash)	7.3	2.9	4.4	5.5	2.4	3.1	34
Changes in inventories (non-cash)	11.5	6.1	5.4	12.4	6.7	5.7	(8)

Non-cash cost of sales	(165.6)	(86.9)	(78.7)	(80.3)	(60.2)	(20.1)	106

Gross profit from mining operations	468.6	200.7	267.9	308.8	192.1	116.7	52
Corporate expense	(46.2)	(27.5)	(18.7)	(31.9)	(18.3)	(13.6)	45
Project studies	(0.1)	0.1	(0.2)	(2.6)	(0.4)	(2.2)	(98)
Exploration expense	(9.4)	(3.3)	(6.1)	(7.9)	(4.3)	(3.6)	20

Operating profit before other income/(expense)	412.9	170.0	242.9	266.4	169.1	97.3	55

Other income/(expense):
Hedging loss	(118.7)	(52.1)	(66.6)	(75.5)	(31.9)	(43.6)	57
Other income	7.2	3.2	4.0	0.3	0.1	0.2	1,979
Other expense	(21.8)	(13.8)	(8.0)	(31.3)	(30.8)	(0.5)	(30)

Operating profit before finance costs	279.6	107.3	172.3	159.9	106.6	53.4	75
Financial income	9.1	0.9	8.2	7.3	4.4	2.6	24
Financial expenses	(5.4)	(2.7)	(2.7)	(0.5)	(0.1)	(0.2)	909

Profit before tax	283.3	105.5	177.8	166.7	111.1	55.6	70

Income tax expense	(104.6)	(30.4)	(74.2)	(56.6)	(37.3)	(19.3)	(85)

Net profit after tax from continuing operations	178.7	75.1	103.6	110.1	73.8	36.3	62
DISCONTINUED OPERATIONS
Profit / (loss) from discontinued operation, net of income tax	(412.9)	(8.5)	(404.4)	0.7	0.7	(0.0)	n/a

Profit / (loss) for the period	(234.2)	66.6	(300.8)	110.8	74.5	36.3	(311)

Profit / (loss) attributable to equity holders of the Company	(234.0)	66.9	(300.9)	111.0	74.7	36.3	(311)
Non-controlling interests	(0.2)	(0.3)	0.1	(0.2)	(0.2)	(0.0)	0

	(234.2)	66.6	(300.8)	110.8	74.5	36.3	(311)

Profit / (loss) attributable to equity holders of the Company	(234.0)	66.9	(300.9)	111.0	74.7	36.3	(311)
Non cash hedging loss (after tax)	77.7	36.5	41.2	51.2	20.7	30.5	52
Discontinued Operations (after tax)	412.9	8.5	404.4		—		n/a
Non recurring expense (after tax)	15.2	9.6	5.6	21.9	21.5	0.4	(31)
De-recognition of DTA	17.7	—	17.7

Underlying profit / (loss) after tax	289.5	121.5	168.0	184.1	116.9	67.2	57

(1)	Restatement of the Ballarat operation profit and loss from continuing operation to discontinued operation

Discussion and Analysis of the Income Statement
REVENUE
Sales revenue rose significantly during 2009 as a result of a 30% increase in gold sales volume, and a 12% rise in realised gold price to $956/oz. Total gold sales of 1,114,854 ounces included a full year’s production from Bonikro and Mt Rawdon (2008: Bonikro 3 months, Mt Rawdon 6 months). Gold sales of 15,568 ounces from Ballarat are excluded from revenue and included in the loss from discontinuing operations. Silver sales totalled $3.2 million and certified emission reduction (CER) certificates arising from geothermal power production at Lihir Island added approximately $1.2 million to sales revenue.

		Full	Second	First	Full	Second	First	Change
		Year	Half	Half	Year	Half	Half	year
Revenue		2009	2009	2009	2008	2008	2008	on year %
Lihir Island
Gold sold	oz	852,299	386,903	465,396	765,484	465,272	300,212	11
Price — spot	$/oz	971	1,037	916	865	835	912	12

Mt Rawdon
Gold sold	oz	108,962	55,019	53,943	55,499	50,558	4,941	96
Price — spot	$/oz	968	1,020	915	840			15

Bonikro
Gold sold	oz	153,594	69,240	84,354	26,863	26,863	n/a	472
Price — spot	$/oz	974	1,041	919	798	798	n/a	22

Kirkalocka
Gold sold	oz	n/a	n/a	n/a	12,685	10,487	2,198	n/a
Price — spot	$/oz	n/a	n/a	n/a	924	911	983	n/a

LGL Group
Gold sold	oz	1,114,854	511,161	603,693	860,531	553,180	307,351	30
Price — spot	$/oz	971	1,036	917	863	834	914	13
Price realised	$/oz	956	1,036	889	850	815	914	12
COST OF SALES
Cash cost of sales was up 26% to $453 million. The increase reflects higher throughput, production and sales volumes at Lihir Island, together with a full year of costs from the Bonikro and Mt Rawdon assets acquired in June 2008. In unit terms, total cash costs per ounce reduced to $397 in 2009, from $400 in 2008, assisted by lower prices for heavy fuel oil and diesel. Royalties, levies and production taxes increased by 44% to $25.6 million due to higher production levels and gold prices.
Cash cost of sales for the half year to December, at $245 million, were up 17% from the previous June half. Costs for the half were affected by adverse currency movements with the average Australian dollar exchange rate increasing 24% compared with the prior June half. Increased consumption and higher prices for heavy fuel oil and diesel also contributed to increased costs. During the December half, a number of non-recurring costs were incurred, including the total plant shut-down at Lihir Island in the third quarter as well as additional community and unscheduled maintenance costs in the fourth quarter. At Bonikro, equipment hire expenses lifted costs in the second half. This equipment will come off hire in 2010.
Non-cash cost of sales for the year increased to $166 million from $80 million in 2008. The near doubling of depreciation and amortisation expense to $184 million (including amortisation of mineral reserves) reflects higher gold production, the reassessment of geothermal asset lives at Lihir Island, and the full year impact of Bonikro and Mt Rawdon operations.
In finalising, during 2009, the allocation of the purchase price of $762 million for the 2008 acquisition of Equigold, the total depreciation and amortisation averaged US$256/oz at Mt Rawdon and US$431/oz at Bonikro during the year.
Report for the Year Ended 31 December 2009  Page 5 of 18

FINANCIAL DATA

		Full	Second	First	Full	Second	First	Change
		Year	Half	Half	Year	Half	Half	Year
		2009	2009	2009	2008	2008	2008	on Year
								%
Lihir Island
Mining expenses	$m	165.1	92.5	72.6	172.6	85.6	87.0	(4)
Processing expenses	$m	81.9	47.1	34.8	84.0	42.0	42.0	(3)
Power generation costs	$m	40.2	22.0	18.2	45.5	27.4	18.1	(12)
Site G&A, royalties, refining	$m	146.7	79.0	67.7	123.0	66.0	57.0	19
CER’s & silver credits	$m	(1.4)	(0.8)	(0.6)	(4.7)	(0.2)	(4.5)	(70)

Gross cash costs	$m	432.5	239.8	192.7	420.5	220.8	199.7	3
Gross cash costs	$/oz	507	619	413	545	477	648	(7)
Total cash costs	$/oz	394	479	323	406	385	437	(3)

Mount Rawdon
Mining expenses	$m	23.0	13.2	9.8	10.3	10.3	n/a	124
Processing expenses	$m	19.5	10.5	9.0	7.9	7.9	n/a	149
Power generation costs	$m	4.5	2.5	1.9	2.1	2.1	n/a	111
Site G&A, royalties, refining	$m	5.4	3.1	2.3	1.7	1.7	n/a	223
Silver credits	$m	(2.6)	(1.4)	(1.2)	(1.0)	(1.0)	n/a	171
Unallocated	$m	—	—	—	23.2	—	23.2	n/a

Gross cash costs	$m	49.8	27.9	21.9	44.2	21.0	23.2	13
Gross cash cost	$/oz	462	523	403	431	429	432	7
Total cash costs	$/oz	396	426	367	411	394	426	(4)

Bonikro
Mining expenses	$m	25.8	15.2	10.6	n/a	n/a	n/a	n/a
Processing expenses	$m	21.6	10.7	10.9	n/a	n/a	n/a	n/a
Power generation costs	$m	3.1	1.7	1.4	n/a	n/a	n/a	n/a
Site G&A, royalties, refining	$m	18.2	9.9	8.3	n/a	n/a	n/a	n/a
Silver credits	$m	(0.3)	(0.2)	(0.1)	n/a	n/a	n/a	n/a

Gross cash costs	$m	68.4	37.3	31.1	11.0	11.0	n/a	522
Gross cash cost	$/oz	456	456	372	300	300	n/a	52
Total cash costs	$/oz	416	416	391	307	307	n/a	35

Kirkalocka
Gross cash costs	$m	n/a	n/a	n/a	11.6	2.4	9.2	n/a
Total cash costs	$m	n/a	n/a	n/a	11.4	2.4	9.0	n/a
Gross cash cost	$/oz	n/a	n/a	n/a	380	306	405	n/a
Total cash costs	$/oz	n/a	n/a	n/a	374	306	398	n/a

LGL Group (1) (2)
Gross cash cost	$/oz	496	602	407	525	458	648	(6)
Total cash costs	$/oz	397	469	336	400	379	437	(1)

(1)	The Ballarat project is subject to a sales process.Ballarat costs are excluded from group cost of sales and categorised as discontinued operation.

(2)	Group unit cash costs have been overstated for first half 2009 and have been restated for a translation adjustment in that period.

CORPORATE EXPENSES, EXPLORATION AND PROJECT STUDIES
Corporate expenses, exploration and project studies increased to $56 million for the year, from $43 million in the prior year, due to the full year of costs associated with the expanded activities in Australia, at Lihir Island and in West Africa.
Exploration expense of $9 million was up 20% on the previous year and included a full year’s exploration in Côte d’Ivoire. The breakdown of exploration expense is outlined in the table below.
While the main focus for drilling in Côte d’Ivoire has been at and around the Bonikro operation, elsewhere in the country regional exploration activities continue to generate encouraging results.
Report for the Year Ended 31 December 2009  Page 7 of 18

		Half year	Half year		Half year	Half year
	Full year	ended	ended	Full year	ended	ended	Change
	31 Dec	31 Dec	30 June	31 Dec	31 Dec	30 June	Year
	2009	2009	2009	2008	2008	2008	on Year
	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	%
Exploration expensed:

Lihir	0.3	(1.3)	1.6	5.8	1.6	4.2	(94)
Mt Rawdon	0.2	0.1	0.1	—	—	—	n/a
Ballarat	—	(2.5)	2.5	—	—	—	n/a
Cd’I Exploration	8.8	4.4	4.4	2.7	2.7	—	227

Total	9.4	0.8	8.6	8.5	4.3	4.2	10

Exploration capitalised:

Lihir	5.3	4.1	1.2	—	—	—	n/a
Mt Rawdon	0.7	0.2	0.5	—	—	—	n/a
Ballarat	—	—	—	—	—	—	n/a
Cd’I Exploration	18.3	8.8	9.5	2.2	2.2	—	732

Total	24.3	13.1	11.2	2.2	2.2	—	1,005
HEDGING LOSS
The inherited Equigold hedge book was closed out in June 2009 for an outlay of $38 million. For the period 1 January 2009 to the time of close out, 30,678 ounces were delivered into the hedges at a contract price of approximately A$600/ oz so that a cash hedging loss of $7.7 million was brought to account.
The close out of the Equigold hedge book followed the closure of the LGL hedge book in April 2007, in accordance with the company’s policy of not hedging gold production. Although the hedge books have been closed out, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates.
Accordingly, the total hedging loss for the year of $119 million includes $111 million of non-cash losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-cash hedging losses to be booked in future periods relating to the previous Lihir and Equigold hedge books closed out:

	Gross		Net
	pre-tax		post-tax
	non-cash	Tax	non-cash
Designation period	hedging loss	effect	hedging loss
	$m	$m	$m
2010 — 1st half-year	45.6	(13.4)	32.2
2010 — 2nd half-year	43.2	(12.8)	30.4
2011 — 1st half-year	41.3	(12.3)	29.0
2011 — 2nd half-year	2.9	(0.9)	2.0
2012 — 1st half-year	2.9	(0.8)	2.1
2012 — 2nd half-year	2.9	(0.9)	2.0
2013 — 1st half-year	3.0	(0.9)	2.1
2013 — 2nd half year	3.0	(0.9)	2.1

INCOME TAX
Income tax expense for the year for continuing operations of $105 million was at an effective tax rate of 37%. The effective tax rate is higher than the prima facie statutory rate due mainly to the inclusion of a non-cash charge for the derecognition of deferred tax assets (being tax losses in Australia which arise from the impairment and sale of the Ballarat assets) as a consequence of Ballarat being treated as a discontinued operation. The difference is also due in part to the non-deductibility of mineral reserve amortisation and exploration expenses in Côte d’Ivoire, and other non-deductible expenses, partially offset by the zero tax rate applicable during the five year tax holiday in Cote d’Ivoire for the Bonikro operation from October 2008.
No cash tax was paid in 2009. At the end of 2009, LGL had carried forward tax losses in PNG and Australia. On current forecasts LGL expects to become liable to start paying tax in PNG during 2010. In Australia, current forecasts indicate that LGL will not be liable for tax in the medium to long term as a result of tax losses arising from Ballarat.
DISCONTINUING OPERATION
The Ballarat operation was reclassified as a discontinued operation during the year. The loss from discontinued operations for the year was $413 million, after tax.
Report for the year Ended 31 December 2009  Page 9 of 18

Statement of Financial Position
YEAR ENDED 31 DECEMBER 2009

	As at 31 Dec	As at 31 Dec
	2009	2008
ASSETS

Current assets
Cash and cash equivalents	473.5	64.7
Receivables	15.1	21.0
Inventories	162.5	139.0
Derivative financial assets	9.3	0.4
Other assets	19.6	5.1
Assets classified as held for sale	8.5	—

Total current assets	688.5	230.2

Non-current assets
Receivables	0.1	0.4
Inventories	333.3	255.0
Derivative financial assets	1.6	0.3
Deferred mining costs	299.5	257.0
Property, plant & equipment	1,888.8	2,104.0
Intangible assets	352.0	419.3
Available-for-sale financial asset	4.2	2.3
Deferred income tax asset	58.9	31.6

Total non-current assets	2,938.4	3,069.9

Total assets	3,626.9	3,300.1

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	111.4	102.1
Provisions	26.9	18.5
Borrowings and finance facilities	0.7	0.3
Derivative financial liabilities	—	33.5
Deferred settlement payable	—	10.8
Liabilities classified as held for sale	7.0	—

Total current liabilities	146.0	165.2

Non-current liabilities
Provisions	46.5	37.5
Borrowings and finance facilities	50.2	0.2
Derivative financial liabilities	—	18.9
Deferred income tax liability	145.6	142.5

Total non-current liabilities	242.3	199.1

Total liabilities	388.3	364.3

NET ASSETS	3,238.6	2,935.8

EQUITY
Contributed equity	3,420.9	3,080.0
Reserves	(74.3)	(305.9)
Retained earnings	(139.7)	129.8

Total equity attributable to equity holders of the company	3,206.9	2,903.9
Non-controlling interests	31.7	31.9

TOTAL EQUITY	3,238.6	2,935.8

DISCUSSION AND ANALYSIS OF
THE STATEMENT OF FINANCIAL POSITION
The Consolidated Entity’s net assets and total shareholders’ equity increased during the year by 10% to $3.2 billion. This increase is partly attributable to the issue of equity via an institutional placement and share purchase plan ($341 million net of transaction costs) and movements in the hedge reserve. Exchange rate movements also favourably affected the translation of the Consolidated Entity’s net assets held by foreign subsidiaries. These increases in valuation were partly offset by the net loss after tax which included the impairment of the Ballarat assets.
Further, during the year the Company drew upon a $50 million five-year fixed rate interest only loan.
Report for the year Ended 31 December 2009  Page 11 of 18

Statement of Cash Flows

					Half	Half
		Half year	Half year		year	year
	Full year	ended	ended	Full year	ended	ended	Change
	31 Dec	31 Dec	30 June	31 Dec	31 Dec	30 June	year
	2009	2009	2009	2008	2008	2008	on year
	US$m	US$m	US$m	US$m	US$m	US$m	(%)
Cash flows from operating activities
Receipts from customers	1,085.5	538.7	546.8	747.7	462.6	285.1	45
Payments arising from suppliers & employees	(634.6)	(346.7)	(287.9)	(539.7)	(295.8)	(243.9)	18

Cash generated from operations	450.9	192.0	258.9	208.0	166.8	41.2	117

Insurance recoveries	4.5	3.1	1.4	—	—	—	n/a
Close out hedge book	(37.9)	(0.0)	(37.9)	—	—	—	n/a
Income tax refund received	—	—	—	4.6	4.6	—	n/a
Interest and finance charges paid	(0.3)	(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	42

Net cash flow from operating activities	417.2	195.0	222.2	212.4	171.3	41.1	96

Cash flows from investing activities
Interest received	2.4	1.4	1.0	3.5	0.7	2.8	(29)
Purchase of property, plant and equipment	(370.8)	(234.2)	(136.6)	(277.9)	(160.3)	(117.6)	33
Interest and finance charges capitalised	(2.7)	(1.4)	(1.3)	(2.9)	(2.9)	—	(7)
Proceeds on disposal of share investments	4.7	4.7	—	—	—	—	n/a
Proceeds on disposal of property, plant & equipment	2.0	2.0	—	0.1	(9.7)	9.8	1,617
Payments for acquisition of non-controlling interests	(10.8)	—	(10.8)	(2.8)	(2.8)	—	282
Acquisition of subsidiary net of cash acquired	(0.4)	—	(0.4)	9.1	9.1	—	(104)

Net cash flow from investing activities	(375.6)	(227.6)	(148.1)	(270.9)	(165.9)	(105.0)	39

Cash flows from financing activities
Dividends paid	(35.5)	(35.5)	—	—	—	—	n/a
Drawdown of secured debt	50.0	50.0	—	—	—	—	n/a
Repayment of secured debt	(0.1)	(0.1)	—	(0.4)	(0.2)	(0.2)	(68)
Proceeds of equity issue	348.5	(0.0)	348.5	—	—	—	n/a
Underwriting expenses	(7.6)	(0.0)	(7.6)	—	—	—	n/a
Advance to subsidiaries pre aquisition	—	—	—	(49.7)	—	(49.7)	n/a
Payment for treasury shares	—	—	—	(0.9)	(0.9)	—	n/a

Net cash flow from financing activities	355.3	14.4	340.9	(51.0)	(1.1)	(49.9)	(796)

Net increase / (decrease) in cash and cash equivalents	396.9	(18.1)	415.0	(109.5)	4.3	(113.8)	462
Cash and cash equivalents at the beginning of year	64.7	488.8	64.7	174.2	63.0	174.2	(63)
Effects of exchange rate changes to cash held	11.9	2.8	9.1	—	(2.6)	2.6	n/a

Cash and cash equivalents at end of year	473.5	473.5	488.8	64.7	64.7	63.0	631

CAPITAL EXPENDITURE

		Half year	Half year		Half year	Half year
	Full year	ended	ended	Full year	ended	ended	Change
	31 Dec	31 Dec	30 June	31 Dec	31 Dec	30 June	year
	2009	2009	2009	2008	2008	2008	on year
	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(%)

Capital expenditure: (incl. capitalised exploration)
Lihir	128.3	85.8	42.5	105.5	57.1	48.4	22
MOPU/Power	150.8	116.8	34.0	35.5	21.8	13.7	325
Bonikro	29.2	13.2	16.0	23.4	22.1	1.3	25
Cd’I Exploration	20.0	10.1	9.9	2.3	2.3	0.0	770
Mt Rawdon	5.1	2.7	2.4	1.2	1.0	0.2	325
Ballarat	35.3	4.0	31.3	108.8	55.3	53.5	(68)
Corporate	4.8	3.0	1.8	4.1	3.6	0.5	17

	373.5	235.6	137.9	280.8	163.2	117.6	33
Report for the Year Ended 31 December 2009  Page 13 of 18

Other Information
PRODUCTION DATA

									Change
			Full	Second	First	Full	Second	First	Year
			Year	Half	Half	Year	Half	Half	on Year
			2009	2009	2009	2008	2008	2008	%

Lihir Island
Mining	Material moved	kt	46,368	23,132	23,236	50,660	25,085	25,575	(8)
	High grade ore mined	kt	6,089	3,058	3,031	6,181	3,899	2,282	(1)
	Economic grade ore mined	kt	6,630	4,064	2,566	8,335	4,092	4,243	(20)
Processing	Ore milled	kt	6,509	3,357	3,152	6,154	3,263	2,891	6
	Autoclave feed	kt	4,843	2,439	2,404	4,803	2,561	2,242	1
	Autoclave grade	Au/gt	6.41	5.86	6.95	5.86	6.57	5.05	9
	CIL recovery	%							n/a
	Total recovery	%	81.3	79.8	82.7	82.5	83.1	81.5	(1)
	Gold poured	oz	853,391	387,244	466,147	771,456	463,237	308,219	11

Mount Rawdon
Mining	Material moved	kt	11,335	6,034	5,301	10,026	5,292	4,734	13
	Ore mined	kt	3,185	1,582	1,603	3,502	1,750	1,752	(9)
Processing	Ore milled	kt	3,354	1,698	1,656	3,460	1,701	1,759	(3)
	Grade	Au/gt	1.11	1.07	1.14	1.03	0.97	1.08	8
	Recovery	%	90.9	91.4	90.2	89.8	90.1	89.5	1
	Gold poured	oz	107,780	53,328	54,452	102,415	48,808	53,607	5
	Gold poured (attributable to LGL)	oz	107,780	53,328	54,452	53,592	48,808	4,784	101
	Silver poured (attributable to LGL)	oz	173,694	85,963	87,731	82,792	75,903	6,889	110

Bonikro
Mining	Material moved	bcm	5,934	3,549	2,386	4,796	2,670	2,126	24
	Material moved	kt	11,696	7,382	4,314	n/a	n/a	n/a	n/a
	Ore mined	kt	2,372	1,280	1,093	1,507	967	540	57
Processing	Ore milled	kt	2,048	944	1,104	635	635	n/a	223
	Grade	Au/gt	2.39	2.41	2.37	2.19	2.19	n/a	9
	Recovery	%	94.9	94.9	94.8	90.0	90.0	n/a	5
	Gold poured	oz	150,023	66,316	83,707	36,735	36,735	n/a	308

Kirkalocka
Processing	Ore milled	kt	n/a	n/a	n/a	886	150	736	n/a
	Grade	Au/gt	n/a	n/a	n/a	1.11	1.26	1.08	n/a
	Recovery	%	n/a	n/a	n/a	91.3	89.0	91.8	n/a
	Gold poured	oz	n/a	n/a	n/a	30,474	7,726	22,748	n/a
	Attributable to LGL	oz	n/a	n/a	n/a	9,442	7,726	1,716	n/a

Ballarat
	U/g development	m	3,343		3,343	6,092	3,789	2,303	(45)
	Gold poured	oz	12,565	4,849	7,716	10,366	9,089	1,277	21

LGL Group
	Gold poured	oz	1,123,759	511,737	612,022	881,591	565,595	315,996	27

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters
should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
• 2,368,729,935 listed ordinary shares (including 471,293 restricted executive shares)
DIRECTORS
Ross Garnaut – Chairman
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Report for the Year Ended 31 December 2009  Page 15 of 18

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The information in this report that relates to Ore Reserves for the Bonikro and Mt Rawdon projects was compiled by Mr Morgan Hart.
Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Results and Mineral Resources for the Ballarat project was compiled by Mr Brad Cox.
Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group Resource Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Note to U.S. Investors
Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec. gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Report for the Year Ended 31 December 2009  Page 17 of 18